SETH

BRICKMAN

SKILLS

- Creating innovative technical solutions
- Creating and leading high performing teams
- A/B testing and CRO
- Product Development

EXPERIENCE

Co-Founder | Nicolette.com

2015 TO PRESENT

- Co-founded a mobile SaaS product for hospitals that empowers patients to partner with physicians and be active members of their healthcare team.
  - Patent pending for processing and visualizing electronic medical records.
  - Partnered on App design and build using onshore contract engineering.
  - Work with hospitals and third-party providers to drive technology-based health solutions.
  - Meet with hospital system CEO's to drive adoption.

Director, Product - Onboard Revenue | Holland America and Seabourn Cruise Lines

2012 TO 2014

- Responsible for all Onboard Revenue (OBR) business operations: analytics, financials, and marketing. (Includes: marketing, retail, spa, shorex, art, photo, casino, restaurants, and bars)
  - Full P&L responsibility. Delivered over 25% YoY revenue growth.
  - Overhauled the OBR web experience adding ML and personalization to drive an immediate 26% increase in revenue. Led the product and development of HAL's first mobile App.
  - Collaborated with EVP's and CEO's across Carnival Corporations' nine brands to create and support corporate cross brand strategies.

Director | Microsoft

2008 TO 2012 AND 2014 TO 2015

Technical Evangelism and Development

- Partnered with a Technical Fellow (CVP) for direct oversight and business leadership of a 250-person developer, architect, and evangelist team.
  - Oversaw the senior leadership team and drove product strategy.
  - Oversaw and drove internal strategy meetings that drives agendas across Microsoft.
  - Responsible for annual budgets, forecasts, and business reviews (ROB).
  - Prioritized work streams and created an objective way to prioritize projects.
  - Delivered apps and technical fixes for Fortune 50 companies.
  - Collaborated with the CEO and CVP's across Microsoft's lines of business to understand internal and partner issues delivering solutions.

Xbox and MSN/Bing

- Continually rated Top 20% (1 rating). Drove over 20% revenue growth YoY.
- Responsible for e-commerce strategies, gamification, and revenue management.
- Developed innovative data driven solutions for website activity, online advertising, social media, and other emerging technologies to drive e-commerce.
- Defined performance-based business metrics and coordinated financial support globally. Responsible for annual budgets, forecasts, and business reviews (ROB).
- Developed business strategies and recommendations to drive new product innovations.
- Evaluated emerging trends/risks.

Product | J10/GLG Consulting

NOVEMBER 2000 TO PRESENT

- Consult for companies to drive digital transformation.
- Lead e-commerce strategies, gamification, and revenue management.

Nuclear Engineer - Management | US Navy

AUGUST 1989 TO SEPTEMBER 2000

- Trained over 2,500 students in the naval nuclear power program.
- Built the submarine USS Maine (SSBN-741).

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ACTIVITIES

Adjunct Professor | Northwest University

AUGUST 2008 TO APRIL 2015

- Taught in the Masters, Social Entrepreneurship and Masters, Business Administration programs.

Patent-Nicolette | Processing and visualization of electronic health record data

- Visualization of electronic medical record data – us 62/547,592

Patent-Amazon | ML – Time and placement-based personalization

- Alexa device personalization – us 16/365,509

EDUCATION

MBA | Brenau University, Gainesville, GA

Nuclear engineering | United States Navy

B.A. in Business Management | Brenau University, Gainesville, GA